[WLRK LETTERHEAD]

September 6, 2013

VIA EDGAR & FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leap Wireless International, Inc. Revised Preliminary Merger Proxy Statement on Schedule 14A Filed August 23, 2013 File No. 001-34865

Dear Mr. Spirgel:

On behalf of Leap Wireless International, Inc. (“Leap” or the “Company”), set forth below are the responses to the comments and questions of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that were set forth in your letter dated August 30, 2013 regarding the Company’s revised preliminary merger proxy statement on Schedule 14A, filed with the Commission on August 23, 2013 (the “First Revised Preliminary Proxy Statement”). For your convenience, this letter is formatted to reproduce your numbered comments in bold text followed by our response.

With this letter, the Company is filing a second revised Preliminary Proxy Statement (the “Second Revised Preliminary Proxy Statement”) with the Commission today, which includes the revised disclosure and certain other updated information. We are providing supplementally to the Staff six copies of the Second Revised Preliminary Proxy Statement marked against the First Revised Preliminary Proxy Statement. Capitalized terms not defined in this letter shall have the meanings set forth in the First Revised Preliminary Proxy Statement.

Larry Spirgel

United States Securities and Exchange Commission

September 6, 2013

Summary, page 1

The Contingent Value Right, page 2

1.	We note your response to comment 3 of our letter dated August 16, 2013. Please provide an illustrative calculation of the determination of Distributable Proceeds, including tax payments and unsatisfied contingent liabilities.

In response to the Staff’s comment, we have provided an illustrative calculation of the determination of Distributable Proceeds, including tax payments and unsatisfied contingent liabilities. Please refer to page 3 of the Second Revised Preliminary Proxy Statement.

The Merger, page 26

Reasons for the Merger, page 35

2.	We note your response to comment 10 from our letter dated August 16, 2013. Given Leap’s stockholders will have no ongoing equity in Leap following the merger, please explain to us why the board considered “the complementary nature of the parties’ spectrum and other assets, Leap’s experience in the prepaid wireless business and AT&T’s standing as a well-known and respected entity with experience” as positive factors.

The Company respectfully submits to the Staff, as stated in its letter to the Staff dated August 23, 2013, that the complementary nature of the parties’ spectrum and other assets, Leap’s experience in the prepaid wireless business and AT&T’s standing as a well-known and respected entity with experience were positive factors for the Leap board to consider in determining whether to approve the merger because these factors provided increased certainty that the merger would be completed and therefore that Leap stockholders would receive the merger consideration. These factors made it more likely that Leap’s value to AT&T would incentivize AT&T to ensure the merger is completed, that AT&T’s meaningful experience would be useful in satisfying the conditions to completing the merger and that a failure to complete the transaction could negatively impact AT&T’s reputation in the telecommunications industry. In response to the Staff’s comment, the Company has revised its disclosure to clarify that these factors were relevant to the certainty of closing of the merger. Please refer to page 36 of the Second Revised Preliminary Proxy Statement.

Larry Spirgel

United States Securities and Exchange Commission

September 6, 2013

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (212) 403-1314 or Alison Zieske at (212) 403-1107.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

cc:	Robert J. Irving, Jr. (Leap Wireless International, Inc.)